Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

May 28, 2026

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Rebekah Reed, Esq.
Office of Trade & Services

Re:	Envoy Technologies, Inc.
Registration Statement on Form S-1
File No. 333-284841

Ladies and Gentlemen:

On behalf of Envoy Technologies, Inc., a Delaware corporation (the “Company”), the Company hereby respectfully requests pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement filed on Form S-1 (Registration No. 333-284841) as initially filed by the Company with the Securities and Exchange Commission (“Commission”) on February 11, 2025, together with all exhibits and amendments thereto (as amended, the “Registration Statement”) be withdrawn effective immediately.

The Company is requesting the withdrawal of the Registration Statement as it determined not to proceed with the offering contemplated in the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions or require additional information, please contact the undersigned, or in my absence, Dakota Forsyth of this firm at (212) 451-2247. Thank you for your assistance and cooperation in this matter.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Michael Battaglia
Mr. Michael Bercovich